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17018261

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2016 (MM/DD/YY) AND ENDING 06/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST LIBERTIES SECURITIES, INC. D/B/A FIRST LIBERTIES FINANCIAL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

369 LEXINGTON AVENUE, SUITE 311
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HILARY BERGMAN 917-639-5457
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BREARD & ASSOCIATES, INC.
(Name – *if individual, state last, first, middle name*)

9221 CORBIN AVE, SUITE 170	NORTHRIDGE	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, HILARY BERMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST LIBERTIES FINANCIAL, INC. D/B/A FIRST LIBERTIES FINANCIAL, as of JUNE 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARY PUBLIC - State of Kansas
Tricia D Wright
My Appt. Expires

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL

Report on Audit of Financial Statement

As of and for the Year Ended June 30, 2017

PUBLIC

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL

Contents
As of and for the Year Ended June 30, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
First Liberties Securities, Inc.
(D/B/A First Liberties Financial):

We have audited the accompanying statement of financial condition of First Liberties Securities, Inc. (D/B/A First Liberties Financial) ("the Company") as of June 30, 2017, and the related notes (the "financial statements"). These financial statements are the responsibility of First Liberties Securities, Inc. (D/B/A First Liberties Financial)'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Liberties Securities, Inc. (D/B/A First Liberties Financial) as of June 30, 2017, in conformity with accounting principles generally accepted in the United States.



Breard & Associates, Inc.
Certified Public Accountants

New York, New York
August 25, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
Statement of Financial Condition
As of June 30, 2017

ASSETS	
Cash	$ 218,209
Due from broker	189,791
Accounts receivable	66,817
Prepaid expenses	36,554
Investment in warrants	726
Other assets	15,823
TOTAL ASSETS	$ 527,920
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 119,099
Deferred revenues	21,231
TOTAL LIABILITIES	140,330
STOCKHOLDER'S EQUITY	
Common stock; $0 par value, 200 shares authorized, issued and outstanding	10,000
Additional paid-in capital	420,473
Retained earnings	(42,883)
TOTAL STOCKHOLDER'S EQUITY	387,590
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 527,920

See Independent Auditors' Report and Notes to Financial Statement

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
Notes to Financial Statement
June 30, 2017

NOTE 1. Organization and Nature of Business

First Liberties Securities, Inc. (D/B/A First Liberties Financial) (the "Company") was incorporated in the state of New York in October 1983. The Company is a wholly owned subsidiary of Pelion Financial Group, Inc. (the "Parent"), which acquired it on March 10, 2010. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC") since February 14, 1984. The Company is also a member of the Municipal Securities Rulemaking Board ("MSRB").

The Company is authorized to engage in transactions in listed and over-the counter corporate equities securities, corporate debt securities, mutual funds, government securities, municipal securities, variable life insurance, annuities, tax shelters or limited partnerships in primary distributions, interests in mortgages or other receivables and options. The Company introduces its accounts on a fully-disclosed basis. The Company is also authorized to act as a placement agent for securities offerings, an underwriter or selling group participant for corporate securities (other than mutual funds) and perform investment advisory services.

NOTE 2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at June 30, 2017.

Revenue Recognition
Trading gains and losses, commissions, and related clearing expenses are recorded on a trade date basis.

Private placement fees are earned when the placement is completed and the income is reasonably determinable.

Underwriting fees include gains/losses and fees net of underwriting expenses arising from securities offerings in which the Company acts as an agent. Underwriting fees are earned when the transactions are completed and the income is reasonably determinable.

Investment advisory fees are recognized when earned based on the terms of their respective agreements.

Revenue from sale of insurance based products consists of ongoing trailer fees that are recognized when earned based on the terms of their respective agreements.

Mutual fund revenue consists of ongoing trailer fees that are recognized when earned based on the terms of their respective agreements.

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
Notes to Financial Statement
June 30, 2017

Valuation of Investments
In accordance with ASC 820, Fair Value Measurements and Disclosures, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

- Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
- Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;
- Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The following is a summary of the financial assets measured at fair value as of June 30, 2017:

Description	Level 1	Level 2	Level 3	Total
Securities Owned				
Warrants	$ -	$ -	$ 726	$ 726

Description	Level 1	Level 2	Level 3	Total
Securities Owned				
Warrants	$ -	$ -	$ 726	$ 726

There were no transfers between Level measurements during the period ended June 30, 2017. There were no other financial assets or liabilities measured at fair value under ASC 820 as of June 30, 2017.

Income Taxes
The operations of the Company are included in the consolidated federal income tax return filed by the Parent, on a calendar year basis. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent. The Company accounts for income taxes in accordance with FASB ASC 740 "Income Taxes." Federal and state income taxes are calculated and recorded on the current period's activity in accordance with the tax laws and regulations that are in effect. Deferred tax expenses and benefits are recognized based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes" ("ASC"). The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

NOTE 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2017, the Company had net capital of $327,805, which was $227,805 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.43 to 1.

NOTE 4. Concentrations of Credit Risk

Cash
The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At June 30, 2017, the amount in excess of insured limits was $0.

Revenue
During the year ended June 30, 2017, approximately 37% of the Company's revenue was from one customer.

NOTE 5. Due From Broker

Due from broker represents amounts due from a clearing organization, which included clearing deposit of $62,517 at June 30, 2017.

NOTE 6. Related Party Transactions

During the year ended June 30, 2017, the Company owed the Parent $87,066 for their portion of the consolidated income tax liability that was allocated to the Company as if the Company had filed separate income tax return. A portion of this debt, $47,812, was applied to their intercompany balance and the remaining portion, $39,254, was forgiven and deemed a capital contibution as of June 30, 2017.

NOTE 7. Income Taxes

As discussed in note 2, the Company is a wholly–owned subsidiary of the Parent, and is included in the consolidated income tax returns filed by its parent. In the event of an income tax liability, a portion of the consolidated income tax liability would be allocated to the Company as if the Company had filed separate income tax returns. The Parent has incurred consolidated taxable losses, however, on a standalone basis, income taxes of $87,066 have been allocated to the Company by the Parent as of June 30, 2017.

NOTE 8. Commitment

The Company subleases its office space in New York City from its Parent on a month-to-month basis. In addition to New York City office space, on April 6, 2016, the Company entered into an 18 month lease agreement effective May 1, 2016 through October 31, 2017 for a new office space in San Clemente, CA. Rent expense, including sundry services charges, for the year ended June 30, 2017 amounted to $101,772.

NOTE 9. Clearing Broker Indemnification

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions daily and to obtain additional deposits were deemed appropriate. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

NOTE 10. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at June 30, 2017 or during the year then ended.

NOTE 11. Contingencies

As of the date of this report, FINRA has open files relating to activities of the Company. Management does not know what action, if any, FINRA, will take with respect to these inquiries. No effect of any such action has been reflected in the financial statements.

Company's management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the period ending June 30, 2017. Based upon this review, the Company has implemented the pronouncements that require adoption (if any) and disclosed them in an appropriate footnote. They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.